SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)1

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)

(Name of Issuer)

Common Stock, no par value
Shares of Common Stock in the form of American Depositary Shares

(Title of Class of Securities)

204429104
(CUSIP Number)

JoBeth G. Brown
Vice President and Secretary
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118
(314) 577-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2003 and February 26, 2003
(Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 pages)

Item 4. Purpose of Transaction
Item 7. Material to be Filed as Exhibits.
Signature
EXHIBIT INDEX
EX-99.3 Press Release dated February 25, 2003
EX-99.3 Press Release dated February 26, 2003

CUSIP NO	13D/A	Page 2 of 7 Pages
204429104

     This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on January 8, 2001 (the “Schedule 13D”) with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, Amendment No. 4 thereto filed on May 3, 2001 and Amendment No. 5 thereto filed on October 5, 2001. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by the information set forth in the press release dated February 25, 2003, which is attached hereto as Exhibit 3, and the press release dated February 26, 2003, which is attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit 3	Press Release dated February 25, 2003

Exhibit 4	Press Release dated February 26, 2003

The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.

Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated: March 7, 2003

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ John Koykka

Name: John Koykka
Title: Vice President – International Development

ANHEUSER-BUSCH INTERNATIONAL, INC.

By:	/s/ John Koykka

Name: John Koykka
Title: Executive Vice President — Strategic Planning and Business Development

CUSIP NO	13D/A	Page 3 of 7 Pages
204429104

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.

By:	/s/ John Koykka

Name: John Koykka
Title: Vice President – Business Development and Strategy

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE I LIMITADA

By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., ITS MANAGING PARTNER

	By:	/s/ John Koykka

Name: John Koykka
Title: Vice President – Business Development and Strategy

ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE II LIMITADA

By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE I LIMITADA, ITS MANAGING PARTNER

	By:	ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC., ITS MANAGING PARTNER

		By:	/s/ John Koykka

Name: John Koykka
Title: Vice President –Business Development and Strategy

CUSIP NO	13D/A	Page 4 of 7 Pages
204429104

Annex A.

Annex A is hereby amended in the following respects:

     (1)  Each of Victor G. Abbey, Gerhardt A. Kraemer, James B. Orthwein and John H. Purnell is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc.

     (2)  Each of Francine I. Katz, Keith Kasen and Henry Hugh Shelton is hereby added to the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc. Each of the foregoing individuals is a United States citizen, and the business address for each of the foregoing individuals is One Busch Place, St. Louis, Missouri 63118. The titles for and principal occupations of each of the foregoing individuals is as follows:

           (i) Ms. Katz is the Vice President – Corporate Communications of Anheuser-Busch Companies, Inc.

           (ii) Mr. Kasen is Chairman of the Board and President of Busch Entertainment Corporation.

           (iii) General Shelton is a Director of Anheuser-Busch Companies, Inc., and his principal occupation is President, International Operations of M.I.C. Industries.

     (3)  The titles for August A. Busch III, Patrick T. Stokes and John E. Jacob are hereby changed in the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc. as follows:

           (i) The title for Mr. Busch is hereby changed to “Chairman of the Board.”

           (ii) The title for Mr. Stokes is hereby changed to “Director, President and Chief Executive Officer.”

           (iii) The title for Mr. Jacob is hereby changed to “Director and Executive Vice President – Global Communications.”

     (4)  The principal occupations of August A. Busch III, Carlos Fernandez G., John E. Jacob, James R. Jones, Vernon R. Loucks, Jr., William Porter Payne, Joyce M. Roché, Patrick T. Stokes, Andrew C. Taylor and Douglas A. Warner III are hereby changed in the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc. as follows:

           (i) The principal occupation of Mr. Busch is Chairman of the Board of Anheuser-Busch Companies, Inc.

           (ii) The principal occupation of Carlos Fernandez G. is Vice Chairman of the Board and Chief Executive Officer of Grupo Modelo, S.A. de C.V.

           (iii) The principal occupation of Mr. Jacob is Executive Vice President – Global Communications of Anheuser-Busch Companies, Inc.

           (iv) The principal occupation of Ambassador Jones is Co-Chairman and Chief Executive Officer of Manatt Jones Global Strategies, LLC and Senior Counsel in the law firm of Manatt, Phelps & Phillips LLP.

CUSIP NO	13D/A	Page 5 of 7 Pages
204429104

           (v) The principal occupation of Mr. Loucks is Chairman of the Board of The Aethena Group, LLC and Chief Executive Officer of Segway L.L.C.

           (vi) The principal occupation of Mr. Payne is partner of Gleacher Partners, LLC.

           (vii) The principal occupation of Ms. Roché is President and Chief Executive Officer of Girls Incorporated.

           (viii) The principal occupation of Mr. Stokes is President and Chief Executive Officer of Anheuser-Busch Companies, Inc.

           (ix) The principal occupation of Mr. Taylor is Chairman and Chief Executive Officer of Enterprise Rent-A-Car Company.

           (x) Mr. Warner has retired from his position as Chairman of the Board of J.P. Morgan Chase & Co.

     (5)  Each of James E. Lambert Jr., Stephen D. LeResche and David A. Poldoian is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch International, Inc.

     (6)  Each of Y.R. Cheng, Philip C. Davis, Francine I. Katz, Pedro Soares and Alejandro Strauch is hereby added to the list of Directors and Executive Officers of Anheuser-Busch International, Inc. Other than Mr. Cheng, who is a citizen of Taiwan and Canada, and Mr. Strauch, who is a citizen of Uruguay, each of the foregoing individuals is a United States citizen, and the business address for each of the foregoing individuals is One Busch Place, St. Louis, Missouri 63118. The titles for and principal occupations of each of the foregoing individuals is as follows:

           (i) Y.R. Cheng is a Director and the Vice President and Managing Director – Greater China of Anheuser-Busch International, Inc.

           (ii) Mr. Davis is a Director and the Vice President, Business Development – Asia of Anheuser-Busch International, Inc.

           (iii) Ms. Katz is a Director of Anheuser-Busch International, Inc., and her principal occupation is Vice President – Corporate Communications of Anheuser-Busch Companies, Inc.

           (iv) Mr. Soares is a Director and the Vice President – Mexico of Anheuser-Busch International, Inc.

           (v) Mr. Strauch is a Director and the Vice President and Regional Director – Central and South America of Anheuser-Busch International, Inc.

     (7)  The title for John J. Hanichak III is hereby changed in the list of Directors and Executive Officers of Anheuser-Busch International, Inc. to “Vice President – Canada and A-BII Operations.”

     (8)  Each of Mark A. Rawlins, Alejandro Strauch and Gary W. Tappana is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch International Holdings, Inc.

     (9)  Each of Patrick T. Stokes and Denise R. Lynch is hereby added to the list of Directors and Executive Officers of Anheuser-Busch International Holdings, Inc. Each of the foregoing individuals is a

CUSIP NO	13D/A	Page 6 of 7 Pages
204429104

United States citizen, and the business address for each of the foregoing individuals is One Busch Place, St. Louis, Missouri 63118. The titles for and principal occupations of each of the foregoing individuals is as follows:

           (i) Mr. Stokes is Chief Executive Officer of Anheuser-Busch International Holdings, Inc., and his principal occupation is President and Chief Executive Officer of Anheuser-Busch Companies, Inc.

           (ii) Ms. Lynch is a Director and the Assistant Treasurer- International of Anheuser-Busch International Holdings, Inc.

     (10)  The title for Philip C. Davis is hereby changed in the list of Directors and Executive Officers of Anheuser-Busch International Holdings, Inc. to “Vice President, Business Development – Asia.”

CUSIP NO	13D/A	Page 7 of 7 Pages
204429104

EXHIBIT INDEX

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.3 Press Release dated February 25, 2003

Exhibit 99.4 Press Release dated February 26, 2003